December 29, 2009

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Vaughn,

The following are the responses to your comments regarding RTI Biologics, Inc. (“RTI”) (“the Company”) Form 10-K for the year ended December 31, 2008 and related filings.

Comment 1.

Form 10-K for the year ended December 31, 2008

Cover Page

SEC comment: Given the disclosure that your securities are listed on NASDAQ, the cover page of your annual report should reflect that your securities are registered pursuant to Section 12(b) of the Exchange Act. Please revise your applicable future filings accordingly.

Management response:

We will revise the disclosure in applicable future filings to reflect that our securities are registered pursuant to Section 12(b) of the Exchange Act.

Comment 2.

Form 10-K for the year ended December 31, 2008

Item 1A. Risk Factors, page 14.

SEC comment: We note your disclosure on page 29 regarding the merger with Tutogen Medical, Inc. It appears from a Form 8-A registration statement filed by TMI on July 17, 2002 that it registered preferred stock purchase rights pursuant to Section 12(b) of the Exchange Act. We also note that the Form 15 and Form 25 filed on February 27 and 28, 2008 relate only to the deregistration of TMI’s common stock. Please file the appropriate forms to deregister the preferred stock purchase rights. It also appears that you should deregister the shares under any outstanding registration statement of Tutogen.

Management response:

We will file the appropriate forms to deregister the Tutogen preferred stock purchase rights and any remaining shares under any outstanding registration statement of Tutogen within the next 30 days.

Comment 3.

Form 10-K for the year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29.

Critical Accounting Policies, page 30.

Intangible Assets and Goodwill, page 31.

SEC comment: We note your disclosures here and in Note 8 to the financial statements regarding your goodwill impairment evaluation. With a view toward providing greater insight into the risk of future goodwill impairment charges, please revise the discussion here in future filings to address the following:

•	Describe the methods and key assumptions used in your goodwill impairment evaluation and how the key assumptions were determined.

•	Discuss how you weight each of your fair value methodologies and your basis for the weighting.

•

Discuss the degree of uncertainty associated with the key assumptions. In this regard, describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

•

To the extent the valuation assumptions and methodologies used in your goodwill impairment evaluations in future periods differ from those used in prior periods, disclose the reasons for the changes and the impact of the changes.

Management response:

In our Form 10-K for the year ending December 31, 2009 we will include the following information in our critical accounting policy to provide greater insight into the risk of future goodwill impairment charges as follows:

Intangible Assets and Goodwill. Financial Accounting Standards Board ASC 350 (formerly SFAS 142), Goodwill and Other Intangible Assets, requires companies to test goodwill for impairment on an annual basis at the reporting unit level (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). The Company has one reporting unit and the annual impairment test is performed at each year-end unless indicators of impairment are present and require more frequent testing. ASC 350 also requires that the carrying value of an identifiable intangible asset that has an indefinite life be determined by using a fair value based approach.

Goodwill is tested for impairment by comparing the fair value of the reporting unit to its carrying amount, including goodwill. In concluding as to fair value of the reporting unit for purposes of testing goodwill, an income approach and a market approach are utilized. The conclusion from these two approaches are weighted equally and then adjusted to incorporate a control premium or acquisition premium that reflects the additional amount a buyer is willing to pay for elements of control and for a premium that reflects the buyer’s perception of its ability to add value through synergies.

In general, the income approach employs a discounted cash flow model that considers 1) assumptions that marketplace participants would use in their estimates of fair value, including the cash flow period, terminal values based on a terminal growth rate and the discount rate, 2) current period actual results, and 3) projected results for future periods that have been prepared and approved by senior management of the Company.

The market approach employs market multiples from guideline public companies operating in our industry. Estimates of fair value are derived by applying multiples based on revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for size and performance metrics relative to peer companies.

The forecasted cash flows do not include synergies that a marketplace participant would be expecting to achieve and as such, a control premium is included in determining the fair value to account for those benefits a buyer would achieve.

If the carrying amount of the reporting unit exceeds its calculated fair value, the second step of the goodwill impairment test is performed in accordance with ASC 350 to measure the amount of the impairment loss, if any.

Both approaches used in the analysis have a degree of uncertainty. Potential events or changes in circumstances which could impact the key assumptions used in our goodwill impairment evaluation are as follows:

•	Change in peer group or performance of peer group companies

•	Change in the Company’s markets and estimates of future operating performance

•	Change in the Company’s estimated market cost of capital

•	Change in implied control premiums related to acquisitions in the medical device industry.

The Company is not aware of any potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions utilized in its goodwill impairment evaluation.

In our Form 10-K for the year ending December 31, 2009 we will disclose the extent to which the valuation assumptions and methodologies used in our goodwill impairment evaluations differ from those used in prior periods, the reasons for the changes and the impact of the changes, as applicable.

Comment 4.

Form 10-K for the year ended December 31, 2008

Item 10. Directors, Executive Officers and Corporate Governance, page 43

SEC comment: The disclosure of your proxy statement indicates that Mr. Mayer was a member of your board of directors at the time you filed the proxy statement. That disclosure also indicates that Mr. Mayer was not to be re-elected at your annual meeting. Please tell us whether Mr. Mayer decided not to stand for re-election to your board and, if so, why you did not report that information under the appropriate item to Form 8-K.

Management response:

Mr. Mayer was not nominated for reelection by the Board of Directors. Mr. Mayer did not resign his position as a director nor did he refuse to stand for re-election. No Form 8-K was required relating to the departure of Mr. Mayer from the Board. (Compliance and Disclosure Interpretation Question 117.04)

Comment 5.

Form 10-K for the year ended December 31, 2008

Item 11. Executive Compensation, page 43.

SEC comment: We note your disclosure on page 14 of your definitive proxy statement regarding the “assistance” provided by management to your Compensation Committee in selecting the compensation peer group. Please tell us, and revise applicable future filings to disclose, the nature of the assistance your management provided. For example, did management assemble and recommend a list of companies to the Compensation Committee? Were those recommendations approved without change?

Management response:

Management proposed a list of peer group companies to the Compensation Committee as part of its annual compensation review. The list that was provided to the Compensation Committee was approved without any changes.

In our Form 10-K for the year ending December 31, 2009 we will disclose the nature of management assistance provided and whether such assistance was accepted/approved by the Compensation Committee.

Comment 6.

Form 10-K for the year ended December 31, 2008

Item 11. Executive Compensation, page 43.

SEC comment: Please ensure it is clear from your disclosure in applicable future filings how you arrived at the amounts you paid your executives pursuant to the annual bonus plan described on pages 17 and 18 of your definitive proxy statement. For example, you mention that the financial targets, as adjusted, were achieved during 2008. However, given the bonus target percentages in the table on page 18 and base salaries paid to your executives, it is unclear how you arrived at the payout amounts you disclose. Rather, if the financial targets were achieved, it appears that Mr. Hutchison was entitled to receive 62% of his base salary. Please also tell us where in the summary compensation table the discretionary bonuses were included.

Management response:

The bonus payments awarded for 2008 were based on achievement of certain levels of bonus goals which were included in the annual bonus plan. The actual levels of achievement, after removing the non-recurring intangible impairment charges, were significantly below the original goals therefore, only a small percentage of the bonus targets were achieved. In our future filings we will clarify how we arrived at the payout of amounts disclosed as the following example for the year ended December 31, 2008:

	Brian K. Hutchison	Guy L. Mayer	Thomas F. Rose	Roger W. Rose	Caroline A. Hartill
2008 Bonus Target	$271,000	$191,000	$130,000	$130,000	$110,000

2008 Bonus Award	$24,278	$17,759	$11,654	$11,654	$9,864
2008 Discretionary Award	20,000	-	20,000	20,000	20,000

Total 2008 Bonus	$44,278	$17,759	$31,654	$31,654	$29,864

The discretionary bonuses as indicated on page 18, “are included in the bonus amounts set forth above” and are included under the column in the Summary Compensation Table on page 23 entitled “Bonus $” .

Comment 7.

Form 10-K for the year ended December 31, 2008

Item 11. Executive Compensation, page 43.

SEC comment: As a related matter, it appears that the bonuses you paid that were tied to the financial metrics cited were made pursuant to the annual bonus plan. Therefore, please revise applicable future filings to disclose amounts awarded pursuant to that plan in the column required by Item 402(c) (2) (vii) of Regulation S-K.

Management response:

In our Form 10-K for the year ending December 31, 2009 we will disclose amounts awarded pursuant to the annual bonus plan in the column (g) “Non-Equity Incentive Plan Compensation” required by Item 402(c)(2)(vii) of Regulation S-K.

Comment 8.

Form 10-K for the year ended December 31, 2008

Item 11. Executive Compensation, page 43.

SEC comment: Please tell us, and revise future filings to clarify, the basis for the long-term incentive awards mentioned on pages 18 and 19 of your definitive proxy statement. For example, you refer to the awards being based on “survey data,” but it is unclear from your disclosure how that data impacted the amount of long-term incentive compensation awarded to your executives. For example, did you target the median of the survey data? In addition, we note minimal, if any, discussion and analysis as to how the stock option grants and restricted stock awards were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant and restricted stock award determinations with respect to each named executive officer. Refer to subparagraphs (b) (1) (iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers. Provide similar disclosure for the restricted stock awards.

Management response:

In our disclosures in our Form 10-K for the year ending December 31, 2009 we will clarify the basis for long-term incentive awards as follows:

The amounts granted to executive officers vary each year and are based on the executive officers performance, the survey data, as well as the executive officer’s total compensation package. The survey data provides information to compare the compensation levels of executives but is not the main indicator of compensation. In general, the committee measures the executive’s compensation against the median of the survey data.

The Company has not made restricted stock awards for several years and has only utilized stock options as long-term incentive compensation. Each year the Company budgets a certain level of stock option expense and the Compensation Committee and Board of Directors approve awards within budget guidelines. The executive officers are awarded options as part of the overall allocation of stock options to all managerial employees of the Company. The survey data is looked at as a point of reference as to whether or not officers are getting stock awards commensurate with responsibilities similar to officers in the peer companies.

In general, the Committee awards higher number of stock options to officers relative to their positions in the Company and responsibilities. As the most senior executive officer in the Company, Mr. Hutchison received 35,000 options in 2008.

Thomas Rose, Roger Rose and Carrie Hartill, the remaining executive officers, each received grants of 30,000 options. Each of these individuals has similar levels of responsibility within the Company.

Comment 9.

Form 10-K for the year ended December 31, 2008

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 43.

SEC comment: In your applicable future filings, please disclose the information required by Item 404(b) of Regulation S-K regardless of whether you have any related-party transactions to disclose.

Management response:

In our Form 10-K for the year ending December 31, 2009 we include the following disclosure:

The Board of Directors of the Company has adopted related party transaction policies. The policies require that all “interested transactions” (as defined below) between the Company and any “related party” (as defined below) are subject to approval or ratification by the Audit Committee. In determining whether to approve or ratify such transactions, the Audit Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. Also, the Board of Directors has delegated to the chair of the Audit Committee the authority to pre-approve or ratify any interested transaction in which the aggregate amount is expected to be less than $1 million. Finally, the policies provide that no director shall participate in any discussion or approval of an interested transaction for which he or she is a related party, except that the director shall provide all material information concerning the interested transaction to the Audit Committee.

Under the policies, an “interested transaction” is defined as any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or any guarantee of indebtedness) in which:

•	the aggregate amount involved will or may be expected to exceed $100,000 in any fiscal year;

•	the Company is a participant; and

•	any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than ten percent beneficial owner of another entity).

A “related party” is defined as any:

•

person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director;

•	greater than five percent beneficial owner of the Company’s common stock; or

•	immediate family member of any of the foregoing.

Comment 10.

Form 10-K for the year ended December 31, 2008

Notes to Consolidated Financial Statements, page 53

SEC comment: We note from page 33 that during 2008 you initiated two voluntary recalls of certain products. Please revise your future filings to explain how you account for recalls and the impact of these recalls upon your financial statements.

Management response:

In our Form 10-K for the year ending December 31, 2009 we will include an accounting policy note on accounting for recall activities and describe financial impacts of the recalls on our financial statements as follows:

The Company accrues the estimated cost of recalls of products at the date the recall is initiated. The cost of recalls is primarily comprised of product replacement costs. In 2008, the Company had two product recalls and incurred immaterial costs related to those recalls.

Comment 11.

Form 10-K for the year ended December 31, 2008

Note 3. Merger with Tutogen Medical, Inc., page 59

SEC comment: We note that in connection with your acquisition of Tutogen Medical, Inc. in February, 2008, you recorded a significant amount of goodwill. Separately, we note that you allocated only $1.4 million of the total $271 million purchase price to intangible assets. Please tell us more about your evaluation of potential intangible assets acquired in this transaction. Discuss any items you identified as potential intangible assets but did not recognize, including a discussion of the reasons that you concluded that there was not value relating to the potential intangible assets.

Management response:

The potential value to be created in the merger between RTI and Tutogen Medical, Inc. will be realized by recognizing the revenue and expense synergies between the two companies’ business models as well as: 1) improving the diversification in markets of the two companies and reducing customer concentration risk, 2) providing a larger international platform for future business by the combined companies, and 3) allowing the combined Company to become a processor of all types of human tissues that may have demand in future markets.

In determining the Tutogen purchase price allocation the Company evaluated potential intangibles assets as described in ASC 805, Business Combinations, specifically, we identified the following potential intangible assets that were determined to have no value:

1. Proprietary business process

Tutogen’s core business was processing donated human tissue, utilizing its TUTOPLAST® sterilization process for cleaning tissue prior to distribution to hospitals and surgeons. Most other companies in the industry and most potential buyers of the Company have tissue processing and cleaning systems. The patents associated with TUTOPLAST® have expired and the process is now in the public domain. Companies that desire to can replicate the TUTOPLAST® process at a nominal cost.

Based on the foregoing considerations, the fair value of the proprietary business process was determined to be de minimus.

2. Non-compete agreements

As part of the merger, certain employees of Tutogen entered into a non-compete agreement with RTI. We did not believe that any one of these persons leaving the business would materially impact the business. As such, the fair value of the non-compete agreements was determined to be de minimus.

3. Approvals/registrations

Tutogen procures processes and markets its tissue products worldwide. Each country in which the Company does business has its own specific regulatory requirements. The majority of the approvals are with small distributors for certain one-off products in small markets. Biologics are more readily accepted and do not take as long to obtain approvals. Approvals are not exclusive; any entity can apply for an approval. It takes as long to develop, validate and start to market a product as it does to obtain approval in parallel. Finally, companies will receive value back from the distributor for any nominal value of the approvals. As such, the fair value of the approvals/registrations was determined to be de minimus.

4. Domain name/website

As part of the merger, Tutogen’s website was eliminated and combined with RTI’s website, www.rtix.com. As such, the fair value of the domain name/website was determined to be de minimus.

5. Trade name

As part of the merger the Tutogen Medical, Inc. name was phased out and the combined Company was called RTI Biologics, Inc. As such, the fair value of the trade name was determined to be de minimus.

The conclusion that there were very few identifiable intangibles associated with Tutogen was consistent with evaluations of the Company during the due diligence phase of the acquisition. In periods subsequent to the merger, we have created significant value by reducing expenses related to Tutogen and increasing revenues from the Tutogen lines of business due to leveraging the sourcing networks of RTI. With respect to intangibles discussed above the following events have occurred subsequent to the merger that we believe support our conclusions relating to the valuation of intangibles, however, these events were not considered in determining the fair value of identifiable intangibles as of the merger date in February 2008:

•

Post merger, one of the major distributors, Mentor, terminated its contract with RTI for distribution of breast reconstruction implants in compliance with stated terms after they were acquired by a competitor.

•	Post merger the relationship with Davol, Inc. for distribution of implants for hernia repair was renegotiated and Davol also became the new distributor of implants for breast reconstruction.

•	Post merger, we have terminated all the United States procurement contracts previously held by Tutogen.

•	Post merger all the executive officers of Tutogen have left RTI.

•	Post merger we have worked diligently on improving the Tutoplast processing system to make it more commercially effective.

Comment 12.

Form 10-K for the year ended December 31, 2008

Note 3. Merger with Tutogen Medical, Inc., page 59

SEC comment: You state on pages 7 and 35 that prior to the Tutogen acquisition you did not offer dental or surgical specialty allografts and that Tutogen had distribution agreements relating to its dental and surgical specialty allografts. We further note that these dental and surgical specialty allografts contributed $27.4 million and $15.4 million, respectively, to your revenues in 2008. In your press release dated November 13, 2007 announcing the merger with Tutogen, you refer to Tutogen’s “extensive distributor network” and you state that “Tutogen has one of the strongest international distribution networks focused on biologics in the world.” In the same press release, you state that “the combined company will bring together one of the most extensive U.S. tissue recovery networks with the leading international tissue network.” Please address the following:

•	Clarify the nature of the “procurement contracts” that you recognized as an intangible asset. Discuss the relationship, if any, between the procurement contracts and the recovery networks.

•

To the extent that the recovery networks are separate from the procurement contracts, discuss the consideration you gave to recording an intangible asset relating to the international recovery networks obtained in the acquisition of Tutogen.

•

Explain to us how you determined that $1.4 million was an appropriate amount to allocate to the “procurement contracts and distributor relationships” arising out of the Tutogen acquisition. Reconcile the value recorded in purchase accounting for procurement contracts and distributor relationships to your disclosures elsewhere that seem to indicate significant value associated with Tutogen’s recovery and distribution networks.

Management response:

When either Tutogen Medical, Inc. or RTI have a procurement relationship with a third party for donated human tissue it enters into a procurement contract with that party.

A recovery network is a description of channels to procure donated human tissue. A network may include third party organ procurement organizations, independent tissue recovery agencies, or recovery agencies controlled by the processor. In general, whenever tissue is procured there is an underlying procurement contract. Therefore, a recovery network is a grouping of many procurement contracts with a variety of procurement organizations.

As described above the recovery networks are not separate from the procurement contracts.

Tutogen sourced donor tissue from several third party recovery organizations in the United States and Europe. The recovery organizations must obtain donor consent, verify donor identity, conduct extensive medical and social history evaluations, and recover appropriate donated tissues. The Company also embarked in 1993 on a program to develop xenografts (tissue derived from animals) as an alternative to allografts. Tutogen planned to introduce xenograft products to the United States in 2008. In determining the purchase price allocation to procurement contracts, the fair value for these relationships was determined using a cost to recreate approach. The key assumptions in determining the fair value of the procurement contracts totaling $.9 million were:

•	The number of contracts

•	The length of time required to recreate the relationship

•	The expense required in terms of time, travel and lodging of employees to recreate the relationship

Subsequent to the merger all the United States procurement contracts of Tutogen have been terminated and the xenograft procurement needs of Tutogen are being met by utilizing RTI relationships.

Tutogen’s products are distributed primarily throughout the United States and Europe through a combination of worldwide distributors, direct representatives, and local distributors. Approximately 70% of Tutogen’s revenue is in the United States. Tutogen entered into exclusive marketing and distribution agreements with global medical device companies. Zimmer Dental, Inc. and Zimmer Spine, Inc., subsidiaries of Zimmer Holdings, Inc. provided marketing and distribution services for the dental and spine markets, and these relationships made up 48% of consolidated and 69% of domestic revenue for fiscal year end 2007. Other distributors include Coloplast A/S (urology), IOP, Inc. (ophthalmology), Davol, Inc. (hernia and chest and abdominal wall reconstruction), and Mentor Corporation (dermatology and plastic surgery). In determining the purchase price allocation, the fair value for these relationships was determined using a cost to recreate approach. The key assumptions in determining the fair value of the distributor relationships totaling $.5 million were:

•	The number of contracts

•	The length of time required to recreate the relationship

•	The expense required in terms of time, travel and lodging of employees to recreate the relationship

Subsequent to the merger the Mentor contract expired and was replaced with a new relationship with Davol, Inc. Also, the Zimmer dental and spine contracts expire in September 2010 and negotiations have commenced to improve terms for the Company or terminate the agreements.

In our public disclosure announcing the merger of bringing together one of the largest tissue recovery networks (RTI) with one of the leading international tissue distribution networks (Tutogen) we were focusing on the fact that Tutogen’s network of distributors in over 35 countries throughout the world was larger than that of any other tissue processor. We believe that as a result of the merger we will be able to increase the revenues through the distribution network as they distribute RTI implants in addition to Tutogen implants. However, in determining the allocation of purchase price to the distribution network it was considered that annual revenues from the network were less than 5 million euro and most of the distributors had one year agreements. Therefore, the value assigned to the independent distributor network was $.5 million

Comment 13.

Form 10-K for the year ended December 31, 2008

Note 8. Goodwill, page 64

SEC Comment: We note that you recorded approximately $103 million of goodwill impairment charges in connection with your annual impairment evaluation in 2008. Separately, we note that your market capitalization as of December 31, 2008 was below the net book value of your assets at that date. You state that you estimated the fair value of the company using a combination of techniques including expected present value of future cash flows and market multiples. Please provide us additional details regarding your goodwill impairment analysis at December 31, 2008. Specifically, please address the following:

•	1) Discuss any other techniques used to determine fair value other than present value of future cash flows and market multiples.

•	2) Tell us how you have weighted each of the valuation techniques used and the basis for this weighting.

•

3) Explain the market multiples that you utilized and clarify what you applied the market multiples to in determining fair value. Discuss the comparative transactions considered in determining the market multiples to be used in your fair value estimate.

•	4) With respect to the present value of future cash flows, discuss how the projections used compare to those used by management in making ongoing operating decisions.

•	5) Discuss your consideration of the excess of net book value of your assets over your market capitalization as of December 31, 2008.

As appropriate, please also revise your disclosures in MD&A in future filings to provide additional details regarding any impairment charges recorded.

Management response:

As outlined in the fair value definition, fair value is the price that would be received to sell an asset in an orderly transaction between market participants. The cash flow models used in the projections were those prepared by management. As such, the projections used in the analysis did not include synergies that would otherwise be achieved by a buyer that is a market participant operating in the same industry as RTI. A market participant might anticipate achieving certain synergies in an acquisition of RTI that would range from the elimination of many redundant costs varying from head count, office locations, and other various general and administrative costs to increased product offerings from asset complementarities and advancements in market penetration. As a result, the value derived from the discounted cash flow method would warrant a premium to account for these synergies.

Similarly, the value derived from the market approach did not include any of the synergies mentioned above and furthermore, the value is derived from stock prices based on minority sales or positions within the respective companies. Accordingly, the value derived from the market approach would warrant a premium not only for control, but for synergies that a market participant would be expecting to achieve as a result of the acquisition.

1)	The focus of our assessment on our goodwill impairment evaluation was to determine a fair value of the Company using a market approach and an income approach in determining fair value. No other techniques were used in the evaluation process.

The key assumptions for the market approach were:

•	Guideline Public Company Approach

•	The selection of guideline companies used to derive pricing multiples

•	Revenue and EBITDA multiples

•	Revenue multiples were determined at below median levels of the guideline companies to employ a level of conservatism to the multiples

•	EBITDA multiples were used at the median of the guideline companies The analyses used both forecasted fiscal 2009 and last twelve month results

The key assumptions for the income approach were:

•	The discounted cash flow method

•	Cash flows were projected for the years 2009 through 2013

•	Weighted Average Market Cost of Capital

•	The terminal value was calculated using the H-model, which is an extension of the Gordon Growth model

2)	At the valuation date, the approaches were weighted equally. Neither methodology was considered more representative of the fair value of the Company. An implied control premium of 25%, the amount a buyer is willing to pay for elements of control and for certain synergistic benefits, was applied in determining the final fair value of the Company. The implied control premium was based on representative medical device industry transactions.

3)

The market multiples used were the median multiples of enterprise value /revenue and enterprise values/EBITDA based on RTI’s profitability and growth relative to the guideline public companies. The multiples were applied to 2008 and 2009 revenues and EBITDA (adjusted for unusual items) of RTI to estimate preliminary enterprise value. Financial multiples were calculated for guideline companies as of the valuation date. The guideline companies included publically held competitors and other companies in the medical device industry with characteristics similar to RTI.

4)	The cash flow models used in the projections were those prepared and approved by management. Cash flow projections were discounted using the weighted average market cost of capital and an appropriate additional risk premium.

5)	As of December 31, 2008 the Company’s market value based on the stock price of $ 2.76 totaled $149.7 million which was below the recorded book value. In evaluating the fair value of the Company at December 31, 2008 the following items were considered: 1) the Company’s common stock price, consistent with common stock prices in the medical device industry, had been very volatile during the second half of 2008 due to the deterioration in the financial markets as the overall economy moved into a recession, the negative economic outlook and the increased risk of government regulation in health care, 2) in the third quarter of 2008 the largest shareholder, Zimmer Holdings, Inc., liquidated their investment position which put downward pressure on the stock price, 3) for a significant part of 2008 the market value of the Company’s common stock ranged between $400 and $500 million which was well above the recorded book value of the Company after the goodwill impairment, and 4) an acquisition in our industry during the fourth quarter of 2008 further supported the revenue multiple and control premium used in our valuation methodology. Although we believe it is reasonable to conclude that market capitalization could be an indicator of fair value over time, we did not believe that the fluctuations in our market capitalization as a result of the market dislocation in the last four months of 2008 were reflective of actual cash flows and the fair value of the Company. Therefore, the valuation based on the income and market approach was considered to be appropriate at December 31, 2008.

In our Form 10-K for the year ending December 31, 2009, we will revise our disclosures to provide additional details regarding our goodwill impairment analysis and any impairment charges recorded.

Comment 14.

Form 10-K for the year ended December 31, 2008

Note 14. Income Taxes, page 68

SEC comment: We note that you present a $29 million net deferred income tax asset as of December 31, 2008 that appears to primarily relate to your operations in the United States. We further note your disclosures on page 70 related to why you believe that your deferred tax assets are realizable at December 31, 2008. Giving specific consideration to negative evidence such as cumulative losses in recent years related to your operations in the United States, please tell us and revise your future filings to discuss in more detail why you believe that it is more likely than not that all of the deferred tax assets will be realized. Please also provide us with a similar analysis of the deferred tax asset as of September 30, 2009. Refer to the guidance in paragraphs 740-10-30-5e and 740-10-30-16 through 24 of the FASB Accounting Standards Codification.

Management response:

The Company has recorded a valuation allowance relating to deferred tax assets for certain state tax loss carryforwards and certain research and experimentation credit carryforwards.

At December 31, 2008, the Company had three-year cumulative pre-tax losses totaling $118.6 million. This amount includes $115.5 million in unusual charges consisting of $112.8 million in asset impairments and abandonment charges, and a $2.9 million charge in 2006 (consisting primarily of inventory write-downs) relating to exiting the cardiovascular business, partially offset by a $.2 million gain on business exchange. Net of these unusual charges, the Company had three-year cumulative pre-tax losses of $3.1 million. Prior to 2006, the Company reported pre-tax income of $5.5 million for the three years ending December 31, 2005. During the period from 2006 through 2008, the Company enacted a number of operational and transactional changes, as discussed below, for its return to profitability in the future. Please note that the Company was profitable for the first nine months of 2008 and excluding the unusual charges in the fourth quarter of 2008, the Company would have reported pre-tax earnings of $5.8 million in 2008 for financial statement purposes while it reported approximately $7 million of taxable income for 2007 and $5 million of taxable income in 2008.

The Company considered the impact of recent losses as it relates to the realization of remaining net deferred tax assets, and based on the weight of evidence, including the positive evidence described below, among other facts and circumstances, management determined that it was more likely than not that such net deferred tax assets would be realized. In determining the appropriateness of its recorded valuation allowance for the year ended December 31, 2008, the Company considered the following:

1.	In 2006, the operating results were dramatically impacted by one-time events. However, the primary causes of the losses from operations were a change in mix and profitability on the Company’s business with Medtronic (“MSD”) (see 2. below) and the impact on the business of a major product recall in late 2005 which reduced tissue supplies available for processing for both the Company and the industry.

2.	A critical event that transformed the Company’s business was the renegotiated contract with MSD in September 2006. This business relationship historically represented over 70 percent of the Company’s revenues. In 2005 and 2006, MSD dramatically changed the product mix of its purchases which reduced overall gross margins by 10%. In the contract renegotiation, gross margins on the product portfolio were increased by approximately 10% which significantly improved the profitability on the MSD business.

In addition, the Company bought back certain exclusive distribution rights which allowed it to enter new distribution agreements in 2006 and 2008 with four new spine distributors and two new distributors of orthopedic tissues. This allowed the Company to distribute additional tissue implants with a corollary increase in revenue since supplies of tissue had surpassed the MSD demand. In addition, the new distribution contracts for spine implants resulted in profit margins approximately 10% higher than those received from MSD.

Also, prior to renegotiating the MSD contract, the Company had no incentive to source higher levels of tissue due to restrictions on working with other distributors under the previous MSD contract. In 2006 and 2007, the Company entered into several significant new tissue sourcing arrangements which have resulted in increased tissue supplies by approximately 20% per year and ultimately increased revenues by similar amounts.

3.	In 2005, the Company instituted a direct sales distribution model for its sports medicine business which substantially expanded its distribution channels. This is the most profitable business of the Company in terms of gross margin percentage. As a result of the new model, increased tissue supplies and new product introductions, the sports medicine business has almost doubled each year since 2005, was and is up 31% in 2008 compared to 2007.

4.	In 2006 through 2008, the Company introduced a number of new products to the market place that had higher gross margins than the average product portfolios, including the assembled tendon grafts, numerous new spine implants and the new bone graft substitute products to be distributed by Zimmer (see no. 6 below). In addition, in 2006, the Company launched the first FDA approved xenograft implants which have gross margins of 70% to 90%, almost double the average gross margins of human tissue products.

5.	In late 2006, we completed a non-cash exchange of our unprofitable cardiovascular operations which had historical revenues of approximately $6 million to $7 million, for CryoLife, Inc.’s sports medicine operations with similar revenues. On the acquired sports medicine business, the Company recognizes gross margins of approximately 60% while the former cardiovascular business previously yielded minimal gross margin.

6.	In 2007, the Company entered into a ten year supply agreement with Zimmer for distribution of its next generation bone paste product. The contract includes minimum order quantities starting at $5 million per year when the line of implants are fully launched and increasing to $10 million for Zimmer to maintain exclusivity. The product will increase revenues while using types of tissue that are not currently maximized in the processing of current products.

7.	The Company’s net operating loss carryforwards expire in the years 2022 to 2027. As noted above, the Company had profitable operations in 2008 excluding the unusual charges. In its evaluation of the necessity for a valuation allowance at December 31, 2008, the Company projected its net operating loss carryforwards would be utilized by the end of 2010. In its evaluation as of December 31, 2008, the Company forecasted profitability into 2009 and beyond.

8.	In February of 2008, the Company completed its acquisition of Tutogen Medical, Inc. As a result of expense synergies of approximately $8 million recognized in conjunction with the merger, the Company believes that the current business model will continue to provide sustainable profitability. The Company was profitable for the first nine months of 2009 and has reported pre-tax earnings of $3.2 million for the period.

The aforementioned significant changes to the Company’s business, which occurred between 2006 and 2008, provided the positive evidence for the conclusion that the Company would return to profitability and taxable income after losses in 2006 and 2007 and it was more likely than not that valuation allowances were not required for the Company’s federal net operating loss carryforwards at December 31, 2008.

In our Form 10-K for the year ending December 31, 2009 we will expand our discussion of why we believe that it is more likely than not that all of the deferred tax assets will be realized, and will include additional discussion such as the items described above to support our position.

To follow is an analysis of deferred taxes at September 30 2009 compared to December 31, 2008:

	September 30, 2009		December 31, 2008
	Deferred Income Tax		Deferred Income Tax
	Asset	Liability	Asset	Liability
Current:
International	$-	$(13)	$2	$-
Allowance for bad debts	79	-	88	-
RTI-CV impairment	1,112	-	1,112	-
Inventory write-downs	5,909	-	8,108	-
Net operating losses	3,323	-	4,947	-
Accrued liabilities	3,711	-	3,483	-

Total current	14,134	(13)	17,740	-

Noncurrent:
Depreciation	-	(3,542)	-	(3,414)
Amortization	-	(620)	-	(610)
International	-	(406)	-	(129)
LSI (formerly ORS) impairment	1,982	-	1,982	-
Unearned revenue	4,566	-	2,079	-
Net operating losses	4,521	-	4,238	-
Research and development credit	4,126	-	3,493	-
Charitable contributions	286	-	76	-
AMT credit	577	-	444	-
Other	150		217
Valuation allowance	(1,682)	-	(1,157)	-

Total noncurrent	14,526	(4,568)	11,372	(4,153)

Total	$28,660	$(4,581)	$29,112	$(4,153)

During 2009 significant increases in deferred tax assets have resulted from receipts of deferred revenue and increases in research and experimentation carry forwards. The Company has been profitable for its first three quarters in 2009 and we have continued to reduce the deferred taxes relating to net operating loss carryforwards. Our evaluation of the realization of deferred taxes at September 30, 2009 included the information as described above and therefore our conclusions did not change compared to December 31, 2008.

Comment 15.

Form 10-K for the year ended December 31, 2008

Note 21. Legal and Regulatory Actions, page 73

SEC comment: We note your disclosures here and on page 22 related to your outstanding litigation and that you have existing insurance that covers all litigation expenses and damage awards. Please tell us and revise your future filings to explain in more detail how your accounting for contingencies complies with the guidance in 410-30 and 450-20 of the FASB Accounting Standards Codification. Within your discussion, please explain if you make your assessment on a gross basis, before consideration of any possible insurance claims.

Management response:

As stated on page 22 of Form 10-K for the year ended December 31, 2008, relating to Biomedical Tissue Service, Ltd. Litigation, “we believe that we have meritorious defenses to these claims, and will defend them vigorously. In addition, we believe our existing insurance should cover all litigation expenses and damage awards, if any.”

On page 19 of Form 10-K for the year ended December 31, 2008 relating to patent infringement lawsuits we state “ The defense costs and settlements for patent infringement lawsuits are not covered by insurance. Patent infringement lawsuits can take years to settle. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have a material adverse effect on our results of operations and the financial position.”

With respect to the current Osteotech, Inc. litigation, we state in Note 21 “The Company believes the suit is without merit and will vigorously defend its position. However, a finding of infringement could have a material adverse effect on the Company.”

Based on our evaluation of contingencies in accordance with ASC 450, Contingencies, we determined that a loss was not probable at December 31, 2008 for both lawsuits disclosed in Note 21.

In our Form 10-K for the year ending December 31, 2009 we will include the following disclosure:

The Company is involved in a number of legal actions. The outcomes of these legal actions are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, that could require significant expenditures or result in lost revenues. In accordance with ASC 450, Contingencies, the Company records a liability in the consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. While it is not possible to predict the outcome of the matters discussed in Note 21 of The Notes to the Consolidated Financial Statements, the Company believes it is possible that costs associated with them could have a material adverse impact on the Company’s consolidated earnings, financial position or cash flows if the litigation results in an unfavorable outcome to the Company.

Comment 16.

Form 10-K for the year ended December 31, 2008

Exhibits

SEC comment: Please tell us why the distribution agreement with Zimmer mentioned on page 39 is not included as an exhibit to this filing. In this regard, it appears from your disclosure on pages 2, 14 and 74 that Zimmer, Medtronic, and Exactech accounted for a significant percentage of your revenue for the fiscal-year ended December 31, 2008. It also appears that you have filed as exhibits distribution agreements with Medtronic and Exactech.

Management response:

The distribution agreement with Zimmer is for a single product formulation and it is not believed that the products from this formulation would produce material revenues on an annual basis over the contract period. Revenues under the contract are never expected to exceed 5% of total revenue.

The original Zimmer relationship that is comprised of distribution agreements in the Spine and Dental markets were executed by Tutogen Medical, Inc. The Zimmer Agreements were not filed by Tutogen Medical, Inc. in previous filings.

The Medtronic and Exactech distribution agreements were originally signed in 1996 and at that time the contracts were material to the results of operations of the Company both representing more than 10% of total revenues.

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In connection with management’s responses to the United States Securities and Exchange Commission’s (the “Commission”) comments above, this will confirm our understanding that:

•	RTI Biologics, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RTI Biologics, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

If you have any questions regarding the above information please contact Thomas F. Rose, Executive Vice President and Chief Financial Officer, at 386-418-8888.

Sincerely yours,

/s/ Brian K. Hutchison
Brian K. Hutchison
Chairman and Chief Executive Officer